SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

InforMax, Inc.

(Name of Issuer)

Common Stock
(Title of Class of Securities)

45677N205

(CUSIP Number)

Lyle C. Turner
Chairman, President and Chief Executive Officer
Invitrogen Corporation
1600 Faraday Avenue
Carlsbad, California 92008
Telephone (760) 603-7200

Gray Cary Ware & Freidenrich LLP
4365 Executive Drive, Suite 1100
San Diego, California 92121
Attention: Jeffrey T. Baglio, Esq.
Telephone (858) 677-1400

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

November 23, 2002

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [```].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person INVITROGEN CORPORATION

2	Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [X]

3	SEC Use Only

4	Source of Funds* WC

5	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e)	[ ]

6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 24,878,686 shares (see Items 4 and 5)

	8	Shared Voting Power 0 Shares

	9	Sole Dispositive Power 24,878,686 shares

	10	Shared Dispositive Power 0 Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,878,686 shares (see Items 4 and 5)

12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares*	[X]

13	Percent of Class Represented by Amount in Row 11 81.6% (see Items 4 and 5)

14	Type of Reporting Person* CO

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Babcock, Inc.

2	Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [X]

3	SEC Use Only

4	Source of Funds* AF

5	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e)	[ ]

6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 24,878,686 shares (see Items 4 and 5)

	8	Shared Voting Power 0 Shares

	9	Sole Dispositive Power 24,878,686 Shares

	10	Shared Dispositive Power 0 Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,878,686 shares (see Items 4 and 5)

12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares*	[X]

13	Percent of Class Represented by Amount in Row 11 81.6% (see Items 4 and 5)

14	Type of Reporting Person* CO

     This Schedule 13D filed on December 2, 2002, relates to the Common Stock, par value $0.001 per share, of InforMax, Inc., a Delaware corporation (“InforMax,” “Issuer” or the “Company”) in connection with Purchaser’s offer to purchase all outstanding shares of common stock of InforMax. Information given in response to each item shall be deemed incorporated by reference in all other items.

Item 1. Security and Issuer

     This Statement relates to the common stock of the Issuer, InforMax, Inc. The Issuer’s principal executive offices are located at 7600 Wisconsin Avenue, Suite 1100, Bethesda, Maryland 20814.

Item 2. Identity and Background

     (a)  This Statement is being filed on behalf of Babcock, Inc., a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of Invitrogen Corporation, a Delaware corporation (“Invitrogen”), and Invitrogen. Attached as Exhibit A hereto, which is incorporated by reference herein, is information concerning Purchaser and Invitrogen’s principal businesses, as well as the name, address, principal occupation and citizenship of each executive officer and director of Purchaser and Invitrogen. Collectively Purchaser and Invitrogen are referred to herein as the “Reporting Parties.”

     (b)  The business address of the Reporting Parties is 1600 Faraday Avenue, Carlsbad, California, 92008.

     (c)  Included in Exhibit A hereto.

     (d)-(e) Neither of the Reporting Parties, nor to their knowledge, any of the persons set forth on Exhibit A hereto, have, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor during such period, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Included in Exhibit A hereto.

Item 3. Source and Amount of Funds or Other Consideration.

     On October 15, 2002, Purchaser, Invitrogen and Issuer entered into a Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Purchaser purchased 24,878,686 shares of Issuer’s common stock (the “Purchased Shares”), for an aggregate purchase price of $33,835,013. As more fully described under Items 4 and 5 of this Statement, the Merger Agreement also granted to Purchaser the option (the “Tope Up Option”) to purchase certain additional shares of Issuer’s common stock (the “Top Up Shares”) in the event certain conditions were fulfilled. If the Top Up Option is exercised by Purchaser, the total amount of funds required by Purchaser to purchase all of the Top Up Shares is $20,903,480. The purchase price for the Purchased Shares was paid, and the purchase price for the Top Up Shares if purchased will be paid, with funds supplied to Purchaser by Invitrogen out of Invitrogen’s working capital. A copy of the Merger Agreement is attached hereto as Exhibit B and incorporated herein by reference.

Item 4. Purpose of the Transaction.

     The following summarizes certain provisions of the Merger Agreement. This summary is not a complete description of the Merger Agreement and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit B hereto and which is specifically incorporated herein by reference.

     The purpose for the acquisition of the Purchased Shares is to facilitate the acquisition by Invitrogen of all of the outstanding shares of the Issuer’s common stock (the “Shares”) for cash. The acquisition of the Purchased Shares was made pursuant to the Merger Agreement. Pursuant to the Merger Agreement, on October 25, 2002 an offer was commenced (the “Offer”) to purchase all of the Shares at a price per share of $1.36 in cash from the holders thereof (the “Offer Price”). The obligation of Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer was subject to the satisfaction of certain conditions that were met at midnight, New York time, on November 22, 2002, and at that time the Purchaser purchased the Purchased Shares. Purchaser also had the right, without the consent of InforMax, to elect provide a “subsequent offering period” of up to twenty (20) business days in accordance with Rule 14d-11 under the Exchange Act. Purchaser exercised the right to commence a subsequent offering period of seven (7) business days following the conclusion of the Offer, which subsequent offering period expires at 5:00 pm, New York time, on Wednesday, December 5, 2002. Pursuant to the rules of the SEC, Purchaser must immediately accept and promptly pay for all Shares as they are tendered during the subsequent offering period. During the subsequent offering period, InforMax stockholders are not able to withdraw Shares previously tendered in the Offer and are not able to withdraw Shares tendered during the subsequent offering period.

     The Merger Agreement provides, among other things, that Purchaser will be merged with and into InforMax (the “Merger”) as soon as practicable the satisfaction or, if permissible, waiver, of the conditions set forth in the Merger Agreement, including the adoption of the Merger Agreement by the stockholders of InforMax (the “Stockholders”) (if required by applicable law) in accordance with the relevant provisions of the Delaware General Corporation Law (the “DGCL”). Following consummation of the Merger, InforMax will continue as the surviving corporation (the “Surviving Corporation”) and will be a direct wholly owned subsidiary of Invitrogen. In the event Purchaser acquires at least 90% of the Shares, Purchaser will commence a short-form merger pursuant to Section 253 of the DGCL in order to effect the Merger (a “Short-Form Merger”). To facilitate a Short-Form Merger, the Company has granted to Purchaser the Top Up Option, which is an irrevocable option, exercisable if Purchaser purchases and pays for pursuant to the Offer (including any subsequent offering period) Shares constituting at least 85% of the Shares then outstanding. The Top Up Option is exercisable at a price per share equal to the Offer Price, and allows the Purchaser to purchase the Top Up Shares, which are that number of additional Shares from the Company, required for Purchaser to reach ownership of 90% of the Shares then outstanding, plus one (1) Share. Based on the outstanding Shares as of the date of this Statement, the maximum number of Shares issuable pursuant to the Top Up Option is 15,370,206 Shares. If necessary, InforMax has agreed to hold a stockholders meeting in order to effect the Merger. At any such stockholders meeting, all of the Shares then owned by Invitrogen or Purchaser will be voted in favor of the approval and adoption of the Merger Agreement and the Merger. Should Purchaser reach the 90% threshold, subject to certain conditions set forth in the Merger Agreement, the Company, Purchaser and Invitrogen are obligated to take all necessary and appropriate action to cause the a Short-Form Merger to become effective within one (1) business day.

     Pursuant to the Merger Agreement, promptly upon the purchase by Purchaser of Shares pursuant to the Offer, and from time to time thereafter as Shares are acquired by Purchaser, Purchaser is entitled to designate such number of directors, rounded up to the next whole number, on the Board of InforMax as will give Purchaser, subject to compliance with Section 14(f) of the Exchange Act, representation on the Board equal to that number of directors which equals the product of the total number of directors on the Board of InforMax (giving effect to the election or appointment of any additional directors pursuant to this paragraph and including current directors serving as officers of InforMax) multiplied by the percentage that the aggregate number of Shares beneficially owned by Invitrogen, Purchaser or any of their affiliates (including Shares accepted for payment pursuant to the Offer, but excluding Shares held by InforMax or any of its subsidiaries) bears to the total number of Shares then issued and outstanding. InforMax has agreed, upon request by Purchaser, to solicit the resignations of up to two (2) directors on InforMax’s Board and promptly increase the size of the Board as is necessary to enable Purchaser’s designees to be elected to the Board and to cause Purchaser’s designees to be so elected; provided that, if Purchaser’s designees are appointed or elected to the Board, until the Effective Time, the Board will have at least two (2) directors who are directors on the date of the Merger Agreement and who are neither officers of InforMax, nor designees, stockholders, affiliates or associates (within the meaning of the federal securities laws) of Invitrogen (the “Independent Directors”); provided further, that if less than two (2) Independent Directors remain, the remaining Independent Directors (if any) or if no Independent Directors remain, the other directors, will designate persons to fill the vacancies who will not be either officers of InforMax or designees, stockholders, affiliates, or associates of Invitrogen, and such persons will be deemed to be Independent Directors.

     Following the Merger, InforMax will be operated as a wholly owned subsidiary of Invitrogen. Invitrogen has begun, and intends to continue, a review of InforMax and its assets, corporate structure, capitalization, operations, properties, policies, geographic locations, management and personnel to determine what changes would be desirable in order best to organize and integrate the activities of InforMax and Invitrogen. Invitrogen expressly reserves the right to make any changes that it deems necessary, appropriate or desirable in light of its review or in light of future developments.

     Once the Merger takes place, the Company will no longer be publicly owned. Invitrogen and Purchaser intend to cause the Company to seek delisting of the Shares from Nasdaq Stock Market (the “Nasdaq”) and to cause the Company to apply for termination of registration of the Shares under the Securities and Exchange Act of 1934 (the “Exchange Act”) as soon as possible. If registration of the Shares is not terminated prior to the Merger, the Shares will cease to be quoted on the Nasdaq and the registration under the Exchange Act will be terminated following completion of the Merger.

Item 5. Interest in Securities of the Issuer.

     (a)  and (b) As of the date of this Statement, Purchaser beneficially owns an aggregate of 24,878,686 Shares, which constitutes approximately 81.6% of the outstanding Shares, and thus has sole power to vote and dispose of such Shares owned by it. In addition, Purchaser has the option to acquire a maximum of 15,370,206 Shares on exercise of the Top Up Option. However, as of the date of this Statement, the conditions to the exercise of the Top Up Option have not been fulfilled, and it is unclear whether they will ever be fulfilled. As a result, the Top Up Option is not currently exercisable and Purchaser disclaims beneficial ownership of the Top Up Shares. In the event the Top Up Option becomes exercisable and is exercised by Purchaser, the number of Top Up Shares purchased by Purchaser will depend on what percentage of the outstanding Shares Purchaser owns at the time of exercise of the Top Up Option (as Purchaser will be purchasing only that number of Top Up Shares necessary to result in Purchaser owning 90% plus one (1) Share of the outstanding Shares to allow Purchaser to effect the Short Form Merger). In the event Top Up Shares are purchased by Purchaser, Purchaser will have the sole power to vote and dispose of such Top Up Shares.

     As the sole stockholder of Purchaser, Invitrogen may also be deemed to beneficially own the Shares owned by Purchaser. To the knowledge of the Reporting Parties, no person set forth on Exhibit A hereto is the “beneficial owner” of any Shares, as such term is defined in Rule 13d-3 under the Exchange Act.

     (c)  None.

     (d)  No person other than Purchaser and Invitrogen has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares owned or sold by Purchaser.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Except as described in this Schedule 13D or incorporated herein by reference, none of the Reporting Entities, or to the knowledge of the Reporting Entities, any of the persons listed on Exhibit A hereto, has any other contract, arrangements, understandings or relationships with any person with respect to the Securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

     A. Certain Information Concerning Purchaser, Invitrogen and their Directors and Executive Officers

     B. Merger Agreement

     C. Agreement Between Purchaser and Invitrogen Required by 13d-1(k)(1)(iii)

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 2, 2002

PURCHASER

Babcock, Inc.

By: /s/ John D. Thompson

Name: John D. Thompson

Title: President and Chief Executive Officer

INVITROGEN

Invitrogen Corporation.

By: /s/ C. Eric Winzer

Name: C. Eric Winzer

Title: Chief Financial Officer